UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KalVista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

483497103

(CUSIP Number)

Christoph Westphal, M.D., Ph.D. Longwood Fund Management Prudential Tower, Suite 1555 800 Boylston Street Boston, Massachusetts 02199 (617) 351-2590	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Tyler L. Kirtley, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103

1.	Names of Reporting Persons. Longwood Fund II, L.P. (“LFII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) PN
*

Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Form 10-Q for the period ended October 31, 2021, filed with the Securities and Exchange Commission on December 9, 2021 (the “Form 10-Q”).

CUSIP No. 483497103

1.	Names of Reporting Persons. Longwood Fund II GP, LLC (“LFII GP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%*
14.	Type of Reporting Person (See Instructions) OO
*	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Form 10-Q of the Issuer.

CUSIP No. 483497103

1.	Names of Reporting Persons. Christoph Westphal, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%*
14.	Type of Reporting Person (See Instructions) IN
*	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Form 10-Q of the Issuer.

CUSIP No. 483497103

1.	Names of Reporting Persons. Richard Aldrich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,801
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,801
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,801
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%*
14.	Type of Reporting Person (See Instructions) IN
*	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Form 10-Q of the Issuer.

CUSIP No. 483497103

SCHEDULE 13D

Explanatory Note:

This Amendment No 1. (“Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on October 23, 2017 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following statements:

On February 9, 2021, LFII sold an aggregate 934,484 shares of Common Stock of the Company at an average price of $37.16 per share.

Item 5. Interest in Securities of the Issuer.

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a,b) See Items 7-11 of the cover pages of this Amendment.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on February 9, 2021.

CUSIP No. 483497103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

LONGWOOD FUND II, L.P.
By: Longwood Fund II GP, LLC, its general partner

	By:	/s/ Robert Hadfield
Robert Hadfield, General Counsel

LONGWOOD FUND II GP, LLC

	By:	/s/ Robert Hadfield
Robert Hadfield, General Counsel

CHRISTOPH WESTPHAL, M.D., PH.D.

	By:	/s/ Christoph Westphal, M.D., Ph.D.
Christoph Westphal, M.D., Ph.D.

RICHARD ALDRICH

	By:	/s/ Richard Aldrich
Richard Aldrich